                                                                            7115


                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -----------

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.     )*

                             The Hertz Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

              Ford Motor Company, Ford FSG, Inc., Ford FSG II, Inc.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors)

                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428040109
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

       Peter Sherry, Jr., Esq., Assistant Secretary, Ford Motor Company,
                           One American Rd., Rm.1038
                 Dearborn, MI 48126, Telephone  (313) 323-2130
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                With a Copy to:
                             George R. Bason, Jr.,
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
             Transaction
             Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
                       -------------------                   ------------------
Form or Registration No.:                       Date Filed:
                         -----------------                  -------------------

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     /X/  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

NEWS

Contact:
Ford Motor Company
Media: Todd Nissen
313.594.4410
tnissen@ford.com

Securities Analysts:
Mike Holland
313.323.8221
mholland1@ford.com

Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com

Go to http://media.ford.com
for news releases and
high-resolution photographs.




IMMEDIATE RELEASE

FORD, HERTZ AGREE ON TERMS FOR FORD
TO ACQUIRE HERTZ PUBLIC SHARES

DEARBORN, Mich., & PARK RIDGE, N.J., Jan. 16, 2001 - Ford Motor Company [NYSE:
F] and The Hertz Corporation [NYSE: HRZ] announced today they reached an agreement for Ford to acquire all the publicly-held shares of common stock of Hertz at a price of $35.50 per share.

Ford currently owns about 81.5 percent of the outstanding shares of Hertz, and public shareholders own the remaining 18.5 percent.

"We're pleased to have reached this agreement with the Hertz special committee and board. As we had said, acquiring the minority interest of Hertz reinforces our strategy of becoming the world's leading consumer company for automotive products and services," said Henry Wallace, Ford Group Vice President and Chief Financial Officer.

The $35.50 per share price represents an increase of 18 percent over Ford's original offer of $30 per share made in September 2000. It is also a premium of 46 percent over the pre-offer price of Hertz shares.

The transaction will be structured as a cash tender offer for all of the approximately 20 million outstanding public shares of Hertz. Following completion of the tender offer, Ford will acquire any remaining publicly held shares of Hertz through a merger transaction. The companies expect the closing to occur no later than early second quarter 2001.

J.P. Morgan is advising Ford Motor Company in the transaction, and Lazard is advising the special committee of the Hertz board of directors.

     INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND RECOMMENDATION/SOLICITATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THESE STATEMENTS WILL BE FILED BY FORD AND HERTZ WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE STATEMENTS (WHEN AVAILABLE) AT WWW.SEC.GOV. THE STATEMENTS AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO FORD'S SHAREHOLDER RELATIONS DEPARTMENT AT 1-800-555-5259 OR HERTZ' INVESTOR RELATIONS DEPARTMENT AT 201-307-2337.

Hertz contact information:
Media Relations: Richard Broome, 201-307-2486, rbroome@hertz.com
Investor Relations: Lauren S. Babus 201-307-2337, lbabus@hertz.com



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